Exhibit 99.203

Garfinkle Biderman LLP Dynamic Funds Tower Suite 801,1 Adelaide Street East Toronto, Ontario M5C 2V9 Tel No: 416.869.1234 Fax No: 416.869.0547

May 20, 2021

VIA SEDAR

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Office of The Superintendent of Securities, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Superintendent of Securities, the Northwest Territories

Office of the Superintendent of Securities (Nunavut)

Office of the Yukon Superintendent of Securities

Dear Mesdames/Sirs:

Re:	Prospectus Supplement dated May 20, 2021 to the Short Form Base Shelf Prospectus dated April 22, 2021 (the “Supplement”)

We refer you to the Supplement relating to the offering of Units of High Tide Inc.

We hereby consent to being named in the Prospectus on page 4 of the Supplement, and under the headings “Eligibility for Investment and “Legal Matters and Interests of Experts” in the Supplement. We also consent to the use of our legal opinions set out on page 55 under the heading “Eligibility of Investment” in the Supplement, which opinions are provided as of the date of the Supplement.

We confirm that we have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are (i) derived from our legal opinions provided in the Supplement, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

Yours very truly,

“Garfinkle Biderman LLP”

Garfinkle | Biderman LLP	Tel | 416.869.1234
Dynamic Funds Tower, Suite 801, 1 Adelaide Street East, Toronto, ON M5C 2V9	Fax | 416.869.0547	www.garfinkle.com